SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 FORM 10-SB/A-7

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                    SMALL BUSINESS ISSUERS UNDER THE 1934 ACT


                              Cyberbotanical, Inc.
                              --------------------
                 (Name of Small Business Issuer in Its Charter)






             Nevada                                       88-0356200
             ------                                       ----------
(State or Other Jurisdiction of                        (I.R.S. Employer
 Incorporation or Organization)                      Identification No.)




            268 West 400 South, Suite 300 Salt Lake City, Utah 84101
            --------------------------------------------------------
               (Address of Principal Executive Offices) (Zip Code)


                                 (801) 575-8073
                                 --------------
                (Issuer's Telephone Number, Including Area Code)


Securities to be registered under Section 12(b) of the Exchange Act:        None

Securities to be registered under Section 12(g) of the Exchange Act:

    Title of Each Class to be so registered: Common Stock ($0.001 Par Value)


Name of Each Exchange on Which Each Class is to be Registered:              N/A

                                TABLE OF CONTENTS

                                     PART I

                                                                        Page No.

Item 1.       Description of Business..........................................2

Item 2.       Management's Discussion and Analysis or
              Plan of Operation...............................................11

Item 3.       Description of Property.........................................13

Item 4.       Security Ownership of Certain Beneficial
              Owners and Management...........................................13

Item 5.       Directors, Executive Officers, Promoters
              and Control Persons.............................................14

Item 6.       Executive Compensation..........................................17

Item 7.       Certain Relationships and Related Transactions..................18

Item 8.       Description of Securities.......................................18

                                     PART II

Item 1.       Market for Common Equity and Related Stockholder Matters .......19

Item 2.       Legal Proceedings...............................................20

Item 3.       Changes in and Disagreements with Accountants...................20

Item 4.       Recent Sales of Unregistered Securities.........................20

Item 5.       Indemnification of Directors and Officers.......................22

                                    PART F/S

Consolidated Financial Statements - December 31, 1999 and 1998........F-1 to F-8

                                    PART III

Item 1.       Index to Exhibits...............................................26

Signatures....................................................................27

Item 2.       Description of Exhibits.........................................28

                                     PART I

ITEM 1.           DESCRIPTION OF BUSINESS

History

Cyberbotanical, Inc. (the "Company") was formed as a Nevada corporation on February 15, 1996, for the purpose of specializing in Internet "virtual mall" development. The Company was one of over 40 related companies whose plan was to create a virtual mall with theme based stores to sell merchandise over the Internet. The Company's virtual store was tentatively set up to sell botanicals. The Company's former parent, CyberAmerica Corporation, a fully reporting company under the Exchange Act of 1934, through its now defunct subsidiary CyberMalls, Inc. was in the process of developing a specialized search engine. This search engine was designed to assist consumers in the purchase of products by narrowing the number of responses received when searching for a specific product. However, due to a lack of necessary funding CyberMalls, Inc.'s plans to create the search engine were discontinued. Consequently, the plans to create a virtual mall with at least 40 theme based stores with the 40 related companies including the Company's theme based virtual store were abandoned. The Company became a shell company during the last quarter of 1996 as a result of the inability of the Company's then parent to sufficiently fund the Company's planned operations and is currently seeking a business or businesses to acquire.

The Company is filing this registration statement on a voluntary basis since the primary attraction of the Company as a merger partner or acquisition vehicle will be its status as a reporting public company.

General

The Company is a shell corporation that seeks to identify and complete a merger or acquisition with a private entity whose business presents an opportunity for Company shareholders. The Company's management will review and evaluate business ventures for possible mergers or acquisitions. The Company has not yet entered into any agreement, nor does it have any commitment or understanding to enter into or become engaged in a transaction, as of the date of this filing(1). Further, the business objectives discussed herein are extremely general and are not intended to restrict the discretion of the Company's management.

A decision to participate in a specific business opportunity will be made based upon a Company analysis of the quality of the prospective business opportunity's management and personnel, asset base, the anticipated acceptability of business' products or marketing concepts, the merit of a business plan, and numerous other factors which are difficult, if not impossible, to analyze using any objective criteria.

The Company has no plans or arrangements proposed or under consideration for the issuance or sale of additional securities, as of April 8, 2000, the effective date of this Form 10-SB ("the effective date"), or prior to the identification of a business opportunity. Consequently, management anticipates that it will initially be able to participate in only one business opportunity, due primarily to the Company's limited capital. The resultant lack of diversification should be considered a substantial risk, as the Company will not be able to offset potential losses from one venture against gains from another (See table, Part I, Item 5 "Directors, Executive Officers, Promoters, And Control Persons" p.12).

----------------------
     (1)As of the filing date of the Form 10-SB/A-7 (July 18, 2000), the Company has not entered in to and is not negotiating a probable material transaction.

The  Company  has  no  plans  to  obtain  lock-up   agreements  with  the  major
shareholders,  Richard Surber and CyberAmerica  Corporation (See table,  Part I,
Item 4: "Security Ownership of Certain Beneficial Owners And Management").

Selection of a Business

The Company anticipates that potential business opportunities will be referred from various sources, including its officers and directors, professional advisors, securities broker-dealers, venture capitalists, persons involved in the financial community, and others who may present unsolicited proposals. The Company will not engage in any general solicitation or advertising for a business opportunity, and will rely on the personal contacts of Richard Surber, its sole officer and director and his affiliates, as well as indirect associations with other business and professional people. Management's reliance on "word of mouth" may limit the number of potential business opportunities identified. While it is not presently anticipated that the Company will engage unaffiliated professional firms specializing in business acquisitions or reorganizations, such firms may be retained if management deems it in the best interest of the Company. Finder's fees paid to professional acquisition firms could involve one-time cash payments, payments based on a percentage of the business opportunity's revenues or product sales volume, payments involving issuance of securities (including those of the Company), or any combination of these or other compensation arrangements. Consequently, the Company is unable to predict the cost of utilizing such services. As of April 8, 2000 there have been no discussions, agreements or understandings with any professional advisors, financial consultants, broker-dealers or venture capitalists. The Company's present intentions are to rely upon its president to effect those services normally provided by professional advisors or financial consultants.

The Company will not restrict its search to any particular business, industry, or geographical location. Management reserves the right to evaluate and enter into any type of business in any location. In seeking a business venture, the decision of management will not be controlled by an attempt to take advantage of any anticipated or perceived appeal of a specific industry, management group, product, or industry, but will be based on the business objective of seeking long-term capital appreciation. The Company may participate in a newly organized business venture or in a more established business. Participation in a new business venture entails greater risks since, in many instances, management of such a venture may not have a proven track record; the eventual market for such venture's product or services will likely not be established; and the profitability of the venture will be untested and impossible to accurately forecast. Should the Company participate in a more established venture that is experiencing financial difficulty, risks may stem from the Company's inability to generate sufficient funds to manage or reverse the circumstances causing such financial problems.

The analysis of new businesses will be undertaken by or under the supervision of Richard Surber, the Company's sole officer and director. In analyzing prospective businesses, Richard Surber will consider, to the extent applicable, the available technical, financial and managerial resources of any given business venture. Management will also consider the nature of present and expected competition; potential advances in research and development or exploration; the potential for growth and expansion; the likelihood of sustaining a profit within given time frames; the perceived public recognition or acceptance of products, services, trade or service marks; name identification; and other relevant factors. The Company anticipates that the results of operations of a specific business venture may not necessarily be indicative of the potential for future earnings, which may be impacted by a change in marketing strategies, business expansion, modifying product emphasis, changing or substantially augmenting management, and other factors.

The Company has no present intentions to hire any independent advisors or consultants. The Company's president will act in these capacities. The Company may pay finders a fee for finding merger, acquisition or business combination candidates. No criteria will be used in determining who can act as a finder for the Company, other than the Company will require such finder to have all the necessary state and/or federal licenses to act in such capacity. The finder will only be paid if the Company closes upon such transactions. All other terms of services will be negotiated on an individual basis and have not been determined as of yet. The Company to date has not contacted nor had any discussions with any finders as of the date of this filing.

The Company's president anticipates acting on the Company's behalf in encouraging a broker dealer to act as the Company's market maker. No fee will be paid to him for acting on the Company's behalf regarding this matter. The Company does not intend to hire any consultants, advisors or others to act in this capacity. No preliminary discussions or understandings have occurred or have been made with any market maker. The Company anticipates that it will engage in such discussions with Olsen Payne & Company subsequent to this Form 10SB/A-7 clearing comments by the Securities & Exchange Commission which may be before or after an acquisition or merger. However, there is a greater probability than not that such discussions will be immaterial until such time as an acquisition or merger candidate is found and a legal opinion is obtained directing the Company to file a registration statement or a valid exemption from registration is found regarding the trading status of such shares which may be used to create a public market in light of the Securities & Exchange Commission's position regarding shell companies' ability to rely on various exemptions from registration.

The Company's officers and directors have used the services of Hudson Consulting Group, Inc. and/or Canton Financial Services Corporation, both of which are subsidiary companies of CyberAmerica Corporation a beneficial holder of the Company's common stock. CyberAmerica Corporation, and its subsidiaries have used the services of A-Z Professional Consultants, Inc., a beneficial shareholder of the CyberAmerica Corporation. A-Z Professional Consultants, Inc. is a Utah corporation, which is owned 100% by Allen Z. Wolfson. Allen Z. Wolfson is also the uncle of Richard D. Surber. All of the above mentioned entities and their personnel have been used by Richard Surber as either advisors or consultants because of Richard Surber's position with CyberAmerica Corporation as its president and director and his relationship with Allen Z. Wolfson. Irrespective of Mr. Surber's relationship or use of the above mentioned entities, it is the Company's present intention to rely on the expertise of Richard Surber as its advisor and/or consultant. It is probable that the Company will rely on the clerical and accounting services of Hudson Consulting Group, Inc. The Company may pay a fee to persons who find a potential acquisition or merger candidate for the Company. The probability that the fee will be paid to Richard Surber, Allen Wolfson, A-Z Professional Consultants, Inc., Hudson Consulting, Group, Inc. or Canton Financial Services Corporation is slightly greater than for any other person who may solicit the Company for a merger, acquisition or business combination.

Richard Surber usually uses the services of Olsen Payne & Company as his broker dealer. There is greater than a 50% chance that the Company may retain the services of Olsen Payne & Company.

The Company will analyze all relevant factors and make a determination based on a composite of available information, without reliance on any single factor. The period within which the Company will decide to participate in a given business venture cannot be predicted and will depend on certain factors, including the time involved in identifying businesses, the time required for the Company to complete its analysis of such businesses, the time required to prepare appropriate documentation to effect a merger or acquisition, and other circumstances.

Acquisition of a Business

The implementing of a structure that will effect any given business transaction, may cause the Company to become party to a merger, consolidation, purchase and sale of assets, purchase or sale of stock, or other reorganization involving another corporation, joint venture, partnership or licensee. The exact structure of the anticipated business transaction cannot yet be determined. Notwithstanding the above, the Company does not intend to participate in a business through the purchase of minority stock positions. In other words, the Company does not intend to merely buy non controlling interests in other businesses. Rather, its current focus is to acquire a controlling interest in a business. Upon the completion of a transaction, it is likely that the Company's present management will no longer control Company affairs. Further, a majority or all of the Company's present directors may, as part of the terms of a prospective business transaction, resign and be replaced by new directors without a vote of the Company's shareholders.

In connection with the Company's merger or acquisition of a business venture, the present shareholders of the Company, including Richard Surber, sole officer and director, may, as a negotiated part of the transaction, sell a portion or all of the Company's Common Stock held by them at a significant premium over their original investment in the Company. If the Company's current shareholders sell their stock as part of a merger/acquisition, they may decide to sell a controlling interest (i.e., over 50%) of the Company to the other entity (including such other entity's shareholders and affiliates) which participates in the merger/acquisition. The other entity might only buy shares from Richard Surber and/or CyberAmerica Corporation, or it might only buy enough shares to obtain a controlling interest in the Company. However, there is no degree of certainty that the other entity will buy any of the Company's shares, whether from Richard Surber or any other shareholder. Conversely, it is possible the other entity may offer to buy out all or most of the shareholders' stock at prices comparable to those offered to Richard Surber or CyberAmerica Corporation. It is possible that the entity may pay a higher price for shares belonging to insider shareholders than for shares belonging to non-insider shareholders. Although the Company's insiders have no present intentions to buy shares from other insiders, it is a possibility that insiders could buy shares from other insiders. Management does not intend to actively negotiate for or otherwise require the purchase of all or any portion of its stock as a condition to or in connection with any proposed merger or acquisition. Although the Company's present shareholders did not acquire their shares of Common Stock with a view towards any subsequent sale in connection with a business reorganization, it is not unusual for affiliates of the entity participating in the reorganization to negotiate to purchase shares held by the present shareholders. This is done in order to reduce the amount of shares held by persons no longer affiliated with the Company and thereby reduce the potential adverse impact on the public market in the Company's common stock that could result from substantial sales of such shares after the business reorganization. Public investors will not receive any portion of the premium that may be paid in the foregoing circumstances. Furthermore, the Company's shareholders may not be afforded an opportunity to approve or consent to any particular stock buy-out transaction.

In the event sales of shares by present shareholders of the Company, including Richard Surber, are a negotiated part of a future merger or acquisition, a conflict of interest may arise since Richard Surber will be negotiating for the merger or acquisition on behalf of the Company and for the sale of their shares for their own respective accounts. Where a business opportunity is well suited for merger or acquisition by the Company, but affiliates of the prospective business opportunity impose a condition that management sell its shares at a price which is unacceptable to them, management may not sacrifice its financial interest for the Company to complete the transaction. Where the business opportunity is not well suited, but the price offered management for its shares is high, management may be inclined to effect the acquisition in order to realize a substantial gain on its shares in the Company. Management has not adopted any policy for resolving the foregoing potential conflicts, should they arise, and does not intend to obtain an independent appraisal to determine whether any price that may be offered for its shares is fair. Shareholders must rely, instead, on the obligation of management to fulfill its fiduciary duty under state law to act in the best interests of the Company and its shareholders.

Although the terms of any registration rights and the number of securities, if any, which may be registered cannot be determined at this time, it may be expected that any registration of securities by the Company would entail substantial expense to the Company.

It is the position of the Office of Small Business of the Securities & Exchange Commission (per No Action Letter, NASD Regulation, Inc., dated January 21, 2000) that Rule 144 is not available for resale transactions involving securities sold by promoters and affiliates of a blank check company, and their transferees, and anyone else who has been issued securities from a blank check company, and that securities issued by a blank check company to promoters and affiliates, and their transferees, can only be resold through registration under the Securities Act. Upon consummation of a merger, the Company may decide to file the necessary and appropriate registration statements to register the shares of promoters and affiliates and their transferees. In addition, the promoters or affiliates of blank check companies, as well as their transferees, are deemed to be "underwriters" of the securities issued both before and after any business combination.

The issuance of substantial additional securities and their potential sale into any trading market which may develop in the Company's securities may have a depressive effect on such market.

While the actual terms of a transaction to which the Company may be a party cannot be determined at this time, it may be expected that the parties to any business transaction will find it desirable to structure the merger or acquisition as a so-called "tax-free" event under sections 351 or 368(a) of the Internal Revenue Code of 1986 (the "Code"). In order to obtain tax-free treatment under section 351 of the Code, it would be necessary for the owners of the acquired business to own 80% or more of the voting stock of the surviving entity. In such event, the shareholders of the Company would retain less than 20% of the issued and outstanding shares of the surviving entity. Section 368(a)(1) of the Code provides for tax-free treatment of certain business reorganizations between corporate entities where one corporation is merged with or acquires the securities or assets of another corporation. Generally, the Company expects to be the acquiring corporation in such a business reorganization, and the tax-free status of the transaction will not depend on the issuance of any specific amount of the Company's voting securities under
Section 368. The acquiring corporation will issue securities in such an amount that the shareholders of the acquired corporation will hold 50% or more of the voting stock of the surviving entity. Consequently, there is a substantial possibility that the shareholders of the Company immediately prior to the transaction would retain less than 50% of the issued and outstanding shares of the surviving entity. Therefore, regardless of the form of the business acquisition, it may be anticipated that stockholders immediately prior to the transaction will experience a significant reduction in their percentage of ownership in the Company.

Notwithstanding the fact that the Company is technically the merging or acquiring entity in the foregoing circumstances, generally accepted accounting principles will ordinarily require that such transaction be accounted for as if the Company had been acquired by the other entity owning the business and, therefore, will not permit a write-up in the carrying value of the assets of the other company.

The manner in which the Company participates in a business will depend on the nature of the business, the respective needs and desires of the Company and other parties, the management of the business, and the relative negotiating strength of the Company and such other management.

The Company will participate in a business only after the negotiation and execution of appropriate written agreements. Although the terms of such agreements cannot be determined at this time, generally such agreements will require specific representations and warranties by all of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by each of the parties prior to such closing, will outline the manner of bearing costs if the transaction is not closed, will set forth remedies on default, and will include miscellaneous other terms.

Operation of Business After Acquisition

The Company's operation following its merger or acquisition of a business will be dependent on the nature of the business and the interest acquired. The
Company is unable to determine at this time whether the Company will be in control of the business or whether present management will be in control of the Company following the acquisition. It may be expected that the business will present various risks, which cannot be predicted at the present time.

Government Regulation

It is impossible to anticipate government regulations, if any, to which the Company may be subject until it has acquired an interest in a business. The use of assets to conduct a business which the Company may acquire could subject it to environmental, public health and safety, land use, trade, or other governmental regulations and state or local taxation. In selecting a business in which to acquire an interest, management will endeavor to ascertain, to the extent of the limited resources of the Company, the effects of such government regulation on the prospective business of the Company. In certain circumstances, however, such as the acquisition of an interest in a new or start-up business activity, it may not be possible to predict with any degree of accuracy the impact of government regulation. The inability to ascertain the effect of government regulation on a prospective business activity will make the acquisition of an interest in such business a higher risk.

Competition

The Company will be involved in intense competition with other business entities, many of which will have a competitive edge over the Company by virtue of their stronger financial resources and prior experience in business. There is no assurance that the Company will be successful in obtaining suitable business opportunities.

Employees

The Company is a development stage company and currently has no employees. Executive officers will devote only such time to the affairs of the Company as they deem appropriate, which is estimated to be approximately 5 hours per month. Management of the Company expects to use consultants, attorneys, and accountants as necessary, and does not anticipate a need to engage any full-time employees so long as it is identifying and evaluating businesses. The need for employees and their availability will be addressed in connection with a decision whether or not to acquire or participate in a specific business venture.

RISK FACTORS

No Operating History, Revenue And Assets

The Company has no operating history nor any revenues or earnings from operations. The Company has little or no tangible assets or financial resources. The Company will, in all likelihood, continue to sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in the Company incurring a net operating loss which will increase continuously until the Company can consummate a business combination with a profitable business opportunity. There is no assurance that the Company can identify such a business opportunity or consummate such a business combination.

Speculative Nature Of Company's Proposed Operations

The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified business opportunity. While management intends to seek business combination(s) with entities having established operating histories, there can be no assurance that the Company will be successful in locating candidates meeting such criteria. In the event the Company completes a business combination, of which there can be no assurance, the success of the Company's operations may be dependent upon management of the successor business and numerous other factors presently beyond the Company's control.

Lack of Sufficient Operating Capital

The Company is a "blank check" or shell corporation and therefore has no guarantee that it will be able to obtain the funds necessary to continue as a going concern. The nominal amount of capital contributed thus far by the major shareholders (See table, Part I, Item 4: "Security Ownership of Certain Beneficial Owners And Management") has been used exclusively for organizational purposes and there is no guarantee that funding will be available from these sources in the future. Management has no plans to obtain additional financing from outside sources. There is no obligation or commitment from any shareholder to provide further capital to ensure the Company continues as a going concern. However, it is anticipated that the major shareholders will continue to support the Company in the form of loans in amounts sufficient to cover operating costs and professional expertise as needed to keep the Company current with its reporting requirements.

State Blue Sky Registration; Restricted Resales Of The Securities

Transferability of the shares of Common Stock of the Company is very limited because a significant number of states have enacted regulations pursuant to their securities or so-called "blue sky" laws restricting or, in many instances, prohibiting, the initial sale and subsequent resale of securities of "blank check" companies such as the Company within that state. In addition, many states, while not specifically prohibiting or restricting "blank check" companies, would not register the securities of the Company for sale or resale in their states. Because of these regulations, the Company currently has no plan to register any securities of the Company with any state. To ensure that any state laws are not violated through the resales of the securities of the Company, the Company will refuse to register the transfer of any securities of the Company, to residents of any state, which prohibit such resale or if no exemption is available for such resale. It is not anticipated that a secondary trading market for the Company's securities will develop in any state until the completion of a business combination, if at all.

The Company's stock was issued pursuant to the State of Utah's Uniform Securities Act ss.61-1-14(1)(j), which provides for a self executing exemption for securities issued under a benefit plan covering officers, directors, and employees. Consultants would be covered under ss.61-1-14(2)(n), the limited offering exemption, which is also self executing. The future resale of securities by shareholders is under the scope of ss. 61-1-14(2)(b) relating to a manual exemption such as a listing in Standard & Poor's or (2)(c) relating to sales through a registered broker dealer. No filing is needed under (b) or (c). No shares were issued in any state which prohibits the issuance of shares in a blank check company; no shares were issued to any individuals outside of the State of Utah, excepting issuances made to offshore investors.

Scarcity Of And Competition For Business Opportunities And Combinations

The Company is and will continue to be an insignificant participant in the business of seeking mergers, joint ventures and acquisitions of small private entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be desirable target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete in seeking merger or acquisition candidates with numerous other small public companies.

No Agreement For Business Combination Or Other Transaction - No Standards For Business Combination

The Company has no arrangement, agreement or understanding with respect to engaging in a merger with, joint venture with or acquisition of, a private or public entity. There can be no assurance the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. Management has not identified any particular industry or specific business within an industry for evaluation by the Company. There is no assurance the Company will be able to negotiate a business combination on terms favorable to the Company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target business opportunity to have achieved, and without which the Company would not consider a business combination in any form with such business opportunity. Accordingly, the Company may enter into a business combination with a business opportunity having no significant operating history, losses, limited or no potential for earnings, limited assets, negative net worth or other negative characteristics.

Continued Management Control, Limited Time Availability

While seeking a business combination, Richard Surber, President of the Company anticipates devoting up to five hours per month to the business of the Company. Richard Surber will be the only individual responsible for conducting the day to day operations of the company including searches, evaluations, and negotiations with potential merger or acquisition candidates. The Company has not entered into any written employment agreement with Richard Surber and is not expected to do so in the foreseeable future. The Company has not obtained key man life insurance on Richard Surber. The loss of the services of Richard Surber would adversely affect development of the Company's business and its likelihood of continuing operations.

Conflicts Of Interest - General

Richard Surber may participate in business ventures which could be deemed to compete directly with the Company. Richard Surber is serving as officer and director of a number of other "blank check" companies (See table, Part I, Item 5 "Directors, Executive Officers, Promoters, And Control Persons" p.14). Additional conflicts of interest and non-arms length transactions may also arise in the future in the event Richard Surber or the Company's future officers or directors are involved in the management of any firm with which the Company transacts business. Management has adopted a policy that the Company will not seek a merger with, or acquisition of, any entity in which management serve as officers, directors or partners, or in which they or their family members own or hold any ownership interest.

In the event an affiliate finds an acquisition, merger or business combination candidate the Company may pay up to 9.9% of the value of such transaction to that person or entity irrespective of whether such person or entity is an affiliate or non affiliate of the Company. The Company has no present intentions to pay any financial advisors whether affiliates or non affiliates for acting as financial advisors in any capacity other than as a finder for the Company. There are no present circumstances that the Company currently anticipates where the Company would pay an affiliate for acting as financial advisors other than as a finder, as discussed above. However, the Company may agree to register shares currently held by affiliates pursuant to an available registration statement in the event a merger, acquisition, or business combination candidate is found. The Company may register such shares irrespective of whether the candidate is found by an affiliate or non affiliate, which could be at the expense of the Company.

Lack Of Market Research Or Marketing Organization

The Company has neither conducted, nor have others made available to it, results of market research indicating that market demand exists for the business strategy contemplated by the Company. Moreover, the Company does not have, and does not plan to establish, a marketing organization. Even in the event demand is identified for a merger or acquisition contemplated by the Company, there is no assurance the Company will be successful in completing any such business combination.

Lack Of Diversification

The Company's proposed operations, even if successful, will in all likelihood result in the Company engaging in a business combination with a business opportunity. Consequently, the Company's activities may be limited to those engaged in by the business opportunity with which the Company merges or acquires. The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

Regulation

Although the Company will be subject to regulation under the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences.

Probable Change In Control And Management

A business combination involving the issuance of the Company's Common Shares will, in all likelihood, result in shareholders of a private company obtaining a controlling interest in the Company. Any such business combination may require Richard Surber to sell or transfer all or a portion of the Company's Common Shares held by them, or resign as sole officer and director of the Company. The resulting change in control of the Company could result in the removal of

Richard  Surber  and  a  corresponding   reduction  in  or  elimination  of  his
participation in the future affairs of the Company.

Potential Reduction Of Percentage Share Ownership Following Business Combination

The Company's primary plan of operation is based upon a business combination with a private concern which, depending on the terms of merger or acquisition, may result in the Company issuing securities to shareholders of any such private company. The issuance of previously authorized and unissued Common Shares of the Company would result in reduction in percentage of shares owned by present and prospective shareholders of the Company and may result in a change in control or management of the Company.

Disadvantages Of Blank Check Offering

The Company may enter into a business combination with an entity that desires to establish a public trading market for its shares. A business opportunity may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with the Company. Such adverse consequences may include, but are not limited to, time delays of the registration process, the significant expenses incurred in a public offering, loss of voting control to public shareholders.

Taxation

Federal and state tax consequences will, in all likelihood, be major considerations in any business combination the Company may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target entity; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to a transaction.

Requirement   Of  Audited   Financial   Statements   May   Disqualify   Business
Opportunities

Section 13 and 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), require companies subject thereto to provide certain information about significant acquisitions, including audited financial statements for the company acquired, covering one, two or three years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare such statements may preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited financial statements may not be appropriate for acquisition so long as the reporting requirements of the 1934 Act are applicable.

ITEM 2.           MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Plan of Operations

The Company's plan of operation for the coming year, as discussed above, is to identify and acquire a favorable business opportunity. The Company does not plan to limit its options to any particular industry, but will evaluate each opportunity on its merits. The Company anticipates that its owners, affiliates, and consultants will provide it with sufficient capital to continue operations until the end of the first quarter of 2000, but there can be no assurance that this expectation will be fully realized.

Results of Operations

Fiscal Years ending December 31, 1999 and 1998.

The Company had no revenue from continuing operations from inception through period ended December 31, 1999.

General and administrative expenses for the year ended December 31, 1999 were $1,006, compared to $0.00 for the year ended December 31, 1998. General and administrative expenses for 1999 consisted of expenses to keep the Company in good corporate standing, fees to Transfer Agents, and minimal expenses for office and bank account administration.

The Company had a net loss of $1,006 for the year ended December 31, 1999, and a net loss of $0.00 for the year ended December 31, 1998. The Company's net losses for fiscal 1999 and 1998 were attributable to general and administrative expenses.

The Company does not expect to generate any meaningful revenue or incur operating expenses unless and until it acquires an interest in an operating company.

Liquidity and Capital Resources

As of April 8, 2000 the Company had no major assets. The Company is currently authorized to issue 20,000,000 shares of common stock, of which 2,042,000 shares are issued and outstanding, and 5,000,000 shares of preferred stock, none of which is outstanding as of April 8, 2000. Management is hopeful that becoming a reporting company will increase the number of prospective business ventures that may be available to the Company. Management believes that the Company has sufficient resources to meet the anticipated needs of the Company's operations through at least the calendar year ending December 31, 2000. The Company anticipates that its major shareholders will contribute sufficient funds to satisfy the cash needs of the Company through calendar year ending December 31, 2000. However, there can be no assurances to that effect, as the Company has no revenues and the Company's need for capital may change dramatically if it acquires an interest in a business opportunity during that period. Further, the Company has no plans to raise additional capital through private placements or public registration of its securities until a merger or acquisition candidate is identified. However, it is the position of the Office of Small Business of the Securities & Exchange Commission (per No Action Letter, NASD Regulation, Inc., dated January 21, 2000) that Rule 144 is not available for resale transactions involving securities sold by promoters and affiliates of a blank check company, and their transferees, and anyone else who has been issued securities from a blank check company, and that securities issued by a blank check company to promoters and affiliates, and their transferees, can only be resold through registration under the Securities Act. Upon consummation of a merger, the Company may decide to file the necessary and appropriate registration statements to register the affiliates' shares. In addition, the promoters or affiliates of blank check companies, as well as their transferees, are deemed to be "underwriters" of the securities issued both before and after any business combination.

The Company projects that its operating requirements will not exceed $15,000 over the next twelve months. If no acquisition candidate is found for the Company during this time, CyberAmerica Corporation will loan the Company sufficient funds to cover these costs over the next twelve months. Richard Surber will provide his expertise in preparing the necessary documentation to keep the Company current with its reporting requirements with the Securities & Exchange Commission and those costs will accrue on the Company's balance sheet. In the event that a merger or acquisition occurs over the next twelve months, the target company will be responsible for paying these costs back to the major shareholders, or the major shareholders may waive these costs depending on the nature of the acquisition or merger transaction.

ITEM 3.           DESCRIPTION OF PROPERTY

The Company currently maintains its offices at 268 West 400 South, Suite 300, Salt Lake City, Utah 84101. The building is owned by Canton's Commercial Carpet Corporation, a majority owned subsidiary of CyberAmerica Corporation which is a substantial shareholder of the Company. The Company pays no rent for the use of this address. The Company does not believe that it will need to maintain an office at any time in the foreseeable future in order to carry out the plan of operation described herein.

ITEM 4.           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND

                  MANAGEMENT

The following table sets forth, as of April 8, 2000, the number and percentage of outstanding shares of common stock which, according to the information supplied to the Company, were beneficially owned by (i) each current director of the Company, (ii) each current executive officer of the Company, (iii) all current directors and executive officers of the Company as a group, and (iv) each person who, to the knowledge of the Company, is the beneficial owner of more than 5% of the Company's outstanding common stock. Except as otherwise indicated, the persons named in the table below have sole voting and dispositive power with respect to all shares beneficially owned, subject to community property laws (where applicable).



                           Name and Address of Beneficial             Amount and Nature of
   Title of Class                    Ownership                        Beneficial Ownership          Percent of Class
   --------------          ------------------------------             --------------------          ----------------
   Common Stock             Richard Surber, President
                                  268 W. 400 S.                           2,000,000(2)                    97.9%
                           Salt Lake City, Utah 84101

   Common Stock             CyberAmerica Corporation                      1,000,000(3)                    49.0%
                                  268 W. 400 S.
                           Salt Lake City, Utah 84101

   Common Stock       All Executive Officers and Directors                2,000,000                       97.9%
                                   as a Group

-----------------------
     (2)Richard D. Surber is the President and CEO of CyberAmerica Corporation and therefore has voting power over the 1,000,000 shares held by CyberAmerica Corporation. Mr. Surber personally owns 1,000,000 additional shares of the Company's stock.

     (3)BonnieJean C. Tippets, by virtue of her position as officer, director or trustee of The David Michael Irrevocable Trust, Alexander W. Senkovski Irrevocable Trust, A-Z Oil, L.L.C., AZW Irrevocable Trust and A-Z Professional Consultants, Inc. (a Utah corporation) has indirect beneficial ownership of 18.4% of the shares of CyberAmerica Corporation which are collectively owned by the entities listed above. A-Z Professional Consultants, Inc. is 100% owned by Allen Z. Wolfson and is a beneficial shareholder of 8.3% of the shares of CyberAmerica Corporation. A-Z Oil, L.L.C. is wholly owned by A-Z Professional Consultants, Inc. and owns .36% of CyberAmerica Corporation's common stock. Therefore, Allen Z. Wolfson has indirect beneficial ownership of 8.7% of the shares of CyberAmerica Corporation. Allen Z. Wolfson is the uncle of Richard Surber.
                                       13

ITEM 5.           DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS

The following person constitutes the Company's sole Executive Officer and Director as of April 8, 2000:

         Name                Age                        Position
         ----                ---                        --------
Richard D. Surber             27                 President and Director

No other person is expected to make a significant contribution to the Company who is not an executive officer or director of the Company.

All executive officers are elected by the Board and hold office until the next Annual Meeting of stockholders and until their successors are elected and qualify.

Richard D. Surber, 27, graduated from the University of Utah with a Bachelor of Science degree in Finance and then with a Juris Doctorate with an emphasis in corporate law, including securities, taxation, and bankruptcy. He serves, or has served, as an officer and director of the following public companies:
CyberAmerica Corporation, a holding company whose subsidiaries invest in real estate and provide financial consulting services (president and director from 1992 to the present); Chattown.com Network, Inc. (f/k/a Vaxcel, Inc.), which is unrelated to the Company (president and director from June, 1999 to April 10, 2000); Kelly's Coffee, Group, Inc., a shell company whose plan is to acquire an unidentified company (president and director from May, 1999 to the present); Innovative Property Development Corporation ("IPDC"), n/k/a China Mall USA.com, Inc., a former subsidiary of CyberAmerica Corporation, which currently is a non-reporting Chinese Internet company (president and director 1992 to June, 1999); Eurotronics Corporation, f/k/a Hamilton Exploration, Inc., a shell company which is currently unrelated to the Company (president and director 1994-1996), and whose post-1996 operations if any are not known; Area Investment Development Company, which was a shell company unrelated to the Company (president and director 1994-1996), and which has recently acquired an Internet company whose content revolves around religious events; Youthline USA, Inc., f/k/a Ult-i-Med Health Centers, Inc., a non- reporting shell company that acquired an educational company which distributes education newspapers to children in grades K-12 (secretary and director from April 6, 1999 to July 29,1999); Premier Brands, Inc., a shell company (president and director April, 1998 - September, 1998); and Golden Opportunity Development Corporation, a wholly owned subsidiary of CyberAmerica Corporation, (president and director from September, 1999 to present) whose operations consist of operating a 134 room hotel in Baton Rouge, Louisiana; Power Exploration, Inc., an oil and gas company (director from January 28, 2000 to the present). Mr. Surber is also the President and a Director of several private shell companies that intend to become fully reporting public companies. Mr. Surber began his one-year term as the Company's President and Director on December 15, 1999.

The SEC reporting shell companies of which Richard Surber is serving as Officer and Director are listed in the following table:

                 [THIS SPACE HAS BEEN LEFT BLANK INTENTIONALLY]


         CORPORATION NAME                  FORM TYPE                   FILE NUMBER                 DATE OF FILING
         ----------------                  ---------                   -----------                 --------------
Alexandria Holdings, Inc.                    10-SB                      000-29325                 February 3, 2000
                                           10-SB/A-1                                               April 17, 2000
                                           10-SB/A-2                                                June 27, 2000

Aswan Investments, Inc.                      10-SB                      000-29321                 February 3, 2000
                                           10-SB/A-1                                               April 17, 2000
                                           10-SB/A-2                                                June 27, 2000

Cairo Acquisitions, Inc.                     10-SB                      000-29323                 February 3, 2000
                                           10-SB/A-1                                               April 17, 2000
                                           10-SB/A-2                                                June 27, 2000

Cyberbotanical, Inc.                         10-SB                      000-29383                 February 8, 2000
                                           10-SB/A-1                                              February 15, 2000
                                           10-SB/A-2                                                April 7, 2000
                                           10-SB/A-3                                                May 18, 2000
                                           10-SB/A-4                                                June 23, 2000
                                           10-SB/A-5                                                July 23, 2000
                                           10-SB/A-6                                                July 18, 2000

Cyberboy, Inc.                               10-SB                      000-29505                 February 15, 2000

Cybercosmetics, Inc.                         10-SB                      000-29601                 February 18, 2000

Cyberexcellence, Inc.                        10-SB                      000-29605                 February 18, 2000

Cyber Soccer, Inc.                           10-SB                      000-29635                 February 22, 2000

None of the companies listed in the table above has engaged in an acquisition or merger as of the filing date of this Form 10-SB/A-7.

Richard Surber intends to file additional Forms 10-SB with the SEC for shell companies of which he is sole officer and director.

The corporations for which Richard Surber may be filing Forms 10-SB are listed in the table below. All corporations are organized under the laws of the State of Nevada. There is currently no timetable for the 10-SB filings for these companies.

  CORPORATION NAME                                     FORM TYPE
  ----------------                                     ---------

Cyberenergy, Inc                                         10-SB
Cyber Equestrian, Inc                                    10-SB
Cybereye, Inc                                            10-SB
Cyber Fishing, Inc                                       10-SB
Cybergate, Inc                                           10-SB
Cyberlead, Inc                                           10-SB
Cyberlife, Inc                                           10-SB

  CORPORATION NAME                                     FORM TYPE
  ----------------                                     ---------

Cyber Oil, Inc                                           10-SB
Cyber Skiing, Inc                                        10-SB
Cyber Tennis, Inc                                        10-SB
Cybertyme, Inc                                           10-SB
Cyberwholesale, Inc                                      10-SB
Cyber Wrestling, Inc                                     10-SB
Cyberwrite, Inc                                          10-SB


Conflicts Of Interest

Richard Surber is associated with other firms involved in a range of business activities. Consequently, there are potential inherent conflicts of interest in his acting as sole Officer and Director of the Company. Insofar as Richard Surber is engaged in other business activities, it is anticipated that he will devote only a relatively minor amount of time to the Company's affairs.

Richard Surber is and may in the future become a shareholder, officer or director of other companies that may be formed for the purpose of engaging in business activities similar to those conducted by the Company. Accordingly, additional direct conflicts of interest may arise in the future with respect to Richard Surber acting on behalf of the Company or other entities. Moreover, additional conflicts of interest may arise with respect to opportunities which come to the attention of Richard Surber in the performance of his duties or otherwise. The Company does not currently have a right of first refusal pertaining to opportunities that come to Richard Surber's attention insofar as such opportunities may relate to the Company's proposed business operations.

Richard Surber is, so long as he is sole Officer or Director of the Company, subject to the restriction that all opportunities contemplated by the Company's plan of operation which come to his attention, either in the performance of his duties or in any other manner, will be considered opportunities of, and made available to the Company and the companies that he is affiliated with on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of Richard Surber. If the Company or the companies in which Richard Surber is affiliated with both desire to take advantage of an opportunity, then he would abstain from negotiating and voting upon the opportunity. However, Richard Surber may still take advantage of an opportunity if the Company should decline to do so. Except as set forth above, the Company has not adopted any other conflict of interest policy with respect to such transactions. There is no order of preference or priority over the other shell companies to proceed with a proposed transaction with a target business. The Company will consider retaining an independent director to vote on such matters, if necessary, before such transactions are consummated, in the event of a conflict of interest.

Richard Surber, President of the Company, will be compensated in the form of shares of common stock of the Company upon completion of an acquisition or merger. It is possible that such compensation may become a factor in negotiations and present a conflict of interest. Richard Surber will use his best efforts to equitably resolve any conflicts that might arise during negotiations for an acquisition or merger.

There are no agreements or understandings for Richard Surber to resign at the request of another person. Richard Surber is not acting on behalf of, nor will he act at the direction of any other person, except at the time of an acquisition or merger and at the request of the controlling persons of the acquisition or merger candidate. The

Company expects that the controlling persons of an acquisition or merger candidate would ask the current Officer and Director to resign at the time of the acquisition or merger as any such transaction would change control of the Company.

There are no current plans, proposals, arrangements or understandings with respect to the issuance of additional securities by the Company prior to the merger with or acquisition of a business or businesses.

ITEM 6.           EXECUTIVE COMPENSATION

No cash compensation was paid to Richard Surber during the fiscal years ended December 31, 1998 or 1999. No cash compensation has been paid to Richard Surber since the beginning of 2000, and it is not expected any such compensation will be paid during the remainder of 2000. The Company, as of the filing date, has issued Richard Surber a total of 1,000,000 Shares for his services to the Company valued at $1,000. The Company in 1996 also issued CyberAmerica Corporation 1,000,000 shares for the organizational cost of the Company valued at $1,000. There is currently no policy in place that prevents the Company from compensating Richard Surber or any future officer, director or affiliate in the form of the Company's shares of common stock or other non-cash compensation. The Company has no current plans to compensate any of the aforementioned entities in this manner in the foreseeable future. However, the Company may agree to register the shares pursuant to an appropriate registration statement on or after the Company effects a merger or acquisition.

No compensation in excess of $100,000 was awarded to, earned by, or paid to any executive officer of the company during the years 1997 to 1999. The following table provides summary information for each of the last three fiscal years concerning cash and non-cash compensation paid or accrued by Richard Surber, the Company's chief executive officer for the past three years.


                                             SUMMARY COMPENSATION TABLE

     Name and Year                   Annual Compensation                               Long Term Compensation
                                                                                Awards                        Payouts
                                                                      Restricted     Securities
Name and                                            Other Annual        Stock        Underlying       LTIP         All Other
Principal         Year       Salary      Bonus      Compensation       Award(s)       Options        payouts     Compensation
Position                      ($)         ($)            ($)             ($)          SARs(#)          ($)            ($)
Richard           1999         -          -                 -           $1000             -            -                 -
Surber,           1998         -          -                 -             -               -            -                 -
President         1997         -          -                 -             -               -            -                 -

The Company has no agreement or understanding, express or implied, with any officer, director or principal stockholder, or their affiliates or associates, regarding employment with the Company or compensation for services. The Company has no plan, agreement, or understanding, express or implied, with any officer, director or principal stockholder, or their affiliates or associates, regarding the issuance to such persons of any shares of the Company's authorized and unissued common stock. There is no understanding between the Company and any of its present stockholders regarding the sale of a portion or all of the common stock currently held by them in connection with any future participation by the Company in a business. There are no other plans, understandings, or arrangements whereby Richard Surber or any of the Company's principal stockholders, or any of their affiliates or associates, would receive funds, stock, or other assets in connection with the Company's participation in a business. No advances have been made or contemplated by the Company to Richard Surber or any of its principal stockholders, or any of their affiliates or associates.

There is no policy that prevents management from adopting a plan or agreement in the future that would provide for cash or stock based compensation for services rendered to the Company.

Upon the merger or acquisition of a business, it is possible that current management will resign and be replaced by persons associated with the business acquired, particularly if the Company participates in a business by effecting a stock exchange, merger, or consolidation. In the event that Richard Surber remains after effecting a business acquisition, his time commitment and compensation will likely be adjusted based on the nature and location of such business and the services required, which cannot now be foreseen.

Compensation of Directors

Currently there are no plans to compensate the Directors of the Company for their services.

ITEM 7.           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On December 16, 1999, the Company issued 1,005,000 shares of Common Stock to Richard Surber (1,000,000) and Wayne Newton (5,000), valued at par ($0.001) for services rendered pursuant to Rule 701 of the Securities Act of 1933. Mr. Surber is the President and Director of the Company. Wayne Newton was the Controller of CyberAmerica Corporation, a 49% shareholder and former parent of the Company.

ITEM 8.           DESCRIPTION OF SECURITIES

The Company is authorized to issue 20,000,000 shares of common stock, par value $0.001 per share, of which 2,042,000 shares are issued and outstanding as of April 8, 2000 ("the effective date"). The Company is also authorized to issue 5,000,000 shares of preferred stock, par value $0.001 per share, of which none is issued and outstanding as of the filing date. Holders of both the common and preferred stock are entitled to one vote per share on each matter submitted to a vote at any meeting of stockholders. Neither the holders of common stock nor of preferred stock have cumulative voting rights. The Company's Board of Directors has authority, without action by the Company's stockholders, to issue all or any portion of the authorized but unissued shares of common stock, which would reduce the percentage ownership in the Company of its stockholders and which may dilute the book value of the common stock. Likewise, the Company's Board of Directors has authority, without action by the holders of preferred stock, to issue all or any portion of the authorized but unissued shares of preferred stock so long as such shares are on a parity with or junior to the rights of the preferred stock, which would reduce the percentage ownership of the preferred stockholders and which may dilute the book value of the stock.

Holders of either the Company's common or preferred stock have no pre-emptive rights to acquire additional shares of stock. The common stock is not subject to redemption and carries no subscription or conversion rights. In the event of liquidation of the Company, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities. Additional rights, if any, for holders of preferred stock, in the event of liquidation are yet to be determined by the Board of Directors.

Holders of the common stock are entitled to receive such dividends as the Board of Directors may from time to time declare out of funds legally available for the payment of dividends. The rights of holders of the preferred stock to receive dividends, if any, are yet to be determined by the Board of Directors. The Company has not paid dividends on either its common stock or its preferred stock, and it does not anticipate that it will pay dividends in the foreseeable future.

Dividend, Voting and Preemption Rights

The Company has two classes of authorized shares: $0.001 par value common stock and $0.001 par value preferred stock. Holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available. The rights of holders of preferred stock, if any, to receive a dividend, are yet to be determined by the Board of Directors. The Company has not paid dividends on either its common stock or its preferred stock, and it does not anticipate that it will pay dividends in the foreseeable future. For more information on the Company's dividend policy, see "Part II.
Item 1, Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters."

Holders of the Company's common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the security holders. The rights of holders of preferred stock, if any, to vote on all matters submitted to a vote of the security holders is yet to be determined by the Board of Directors. The holders of common stock are not entitled to cumulative voting rights.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

The Company currently has no public trading market. The Company intends to file a Form 15c-(2)(11) in an effort to obtain a listing on the NASD over the counter bulletin board to create a public market upon final approval by the SEC of this Form 10-SB which became effective on April 8, 2000. Management believes that the creation of a public trading market for the Company's securities would make the Company a more attractive acquisition or merger candidate. However, there is no guarantee that the Company will obtain a listing on the NASD over the counter bulletin board or that a public market for the Company' securities will develop or, if such a market does develop, that it will continue, even if a listing on the NASD over the counter bulletin board is obtained. It is the position of the Office of Small Business of the Securities & Exchange Commission (per No Action Letter, NASD Regulation, Inc., dated January 21, 2000) that Rule 144 is not available for resale transactions involving securities sold by promoters and affiliates of a blank check company, and their transferees, and anyone else who has been issued securities from a blank check company, and that securities issued by a blank check company to promoters and affiliates, and their transferees, can only be resold through registration under the Securities Act. Therefore, the Company may only be able to obtain a listing on the NASD OTC:BB after filing an appropriate registration under the Securities Act of 1933 which would most likely occur subsequent to the Company completing a business combination. In addition, the promoters or affiliates of blank check companies, as well as their transferees, are deemed to be "underwriters" of the securities issued both before and after any business combination.

Record Holders

As of April 8, 2000 there were seventy seven (77) shareholders of record holding a total of 2,042,000 shares of Common Stock. The holders of the Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of the Common Stock have no preemptive rights and no right to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock.

Dividends

The Company has not declared any dividends since inception and does not anticipate paying any dividends in the foreseeable future. The payment of dividends is within the discretion of the Board of Directors and will depend on the Company's earnings, capital requirements, financial condition, and other relevant factors. There are no restrictions that currently limit the Company's ability to pay dividends on its Common Stock other than those generally imposed by applicable state law.

Penny Stock

Until the Company's shares qualify for inclusion in the NASDAQ system, the trading of the Company's securities, if any, will be in the over-the-counter markets which are commonly referred to as the "pink sheets" or on the OTC Bulletin Board. As a result, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the price of the securities offered.

Effective August 11, 1993, the Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

ITEM 2.           LEGAL PROCEEDINGS

The Company is currently not a party to any legal proceedings.

ITEM 3.           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

The Company has had no disagreements with its independent accountants.

ITEM 4.           RECENT SALES OF UNREGISTERED SECURITIES

On April 9, 1996, the Company issued 1,000,000 shares of Common Stock to CyberAmerica Corporation at par value ($0.001) for a total of $1,000. The Company relied on exemptions provided by Section 4(2) of the Securities Act of 1933, as amended. The Company made this offering based on the following factors:
(1) the issuance was an isolated private transaction by the Company which did not involve a public offering; (2) there was only one offeree who was a consultant to the Company; (3) the offeree did not resell the stock but continued to hold it for at least two years; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offeree and the Company.

On December 16, 1999, the Company completed a private placement of 36,000 shares of Common Stock to 72 non-U.S. persons at a purchase price of $0.01 per share. The Company relied on exemptions provided by Regulation S of the Securities Act of 1933, as amended, for the issuance of the 36,000 shares of Common Stock to these non-U.S. persons. It is the position of the Office of Small Business of the Securities & Exchange Commission (per No Action Letter, NASD Regulation, Inc., dated January 21, 2000) that Rule 144 is not available for resale transactions involving securities sold by promoters and affiliates of a blank check company, and their transferees, and anyone else who has been issued securities from a blank check company, and that securities issued by a blank check company to promoters and affiliates, and their transferees, can only be resold through registration under the Securities Act.

On December 16, 1999, the Company issued 1,006,000 shares of Common Stock to Richard Surber (1,000,000), Wayne Newton (5,000), Allan Merrill (500) and Kevin Schillo (500), valued at par($0.001) for services rendered pursuant to Rule 701 of the Securities Act of 1933. The Company relied on the following facts in determining that Rule 701 was available: (a) the shares were issued pursuant to a written compensatory benefit plan issued by the Company, (b) the individuals listed rendered bonafide services not in connection with the offer or sale of securities in capital raising transaction, (c) the shares were issued pursuant to a written contract relating to the issuance of shares paid as compensation for services rendered, and (d) the amount of shares offered and sold in reliance on Rule 701 did not exceed $500,000 and all securities sold in the last 12 months have not exceeded $5,000,000. It is the position of the Office of Small Business of the Securities & Exchange Commission (per No Action Letter, NASD Regulation, Inc., dated January 21, 2000) that Rule 144 is not available for resale transactions involving securities sold by promoters and affiliates of a blank check company, and their transferees, and anyone else who has been issued securities from a blank check company, and that securities issued by a blank check company to promoters and affiliates, and their transferees, can only be resold through registration under the Securities Act.

All stock certificates issued exhibit restrictive legends in accordance with the rules and regulations of the Securities Act of 1933 as described below. However, it is the position of the Office of Small Business of the Securities & Exchange Commission (per No Action Letter, NASD Regulation, Inc., dated January 21, 2000) that Rule 144 is not available for resale transactions involving securities sold by promoters and affiliates of a blank check company, and their transferees, and anyone else who has been issued securities from a blank check company, and that securities issued by a blank check company to promoters and affiliates, and their transferees, can only be resold through registration under the Securities Act.

In general, under Rule 144, a person (or persons whose shares are aggregated) who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company. It is the position of the Office of Small Business of the Securities & Exchange Commission (per No Action Letter, NASD Regulation, Inc., dated January 21, 2000) that Rule 144 is not available for resale transactions involving securities sold by promoters and affiliates of a blank check company, and their transferees, and anyone else who has been issued securities from a blank check company, and that securities issued by a blank check company to promoters and affiliates, and their transferees, can only be resold through registration under the Securities Act.

Regulation S provides generally that any offer or sale that occurs outside of the United States is exempt from the registration requirements of the Securities Act of 1933, provided that certain conditions are met. Regulation S has two safe harbors.

One safe harbor applies to offers and sales by issuers, securities professionals involved in the distribution process pursuant to contract, their respective affiliates, and persons acting on behalf of any of the foregoing (the "issuer safe harbor"), and the other applies to resales by persons other than the issuer, securities professionals involved in the distribution process pursuant to contract, their respective affiliates (except certain officers and directors), and persons acting on behalf of any of the forgoing (the "resale safe harbor"). An offer, sale or resale of securities that satisfied all conditions of the applicable safe harbor is deemed to be outside the United
States as required by Regulation S. The distribution compliance period for shares sold in reliance on Regulation S is one year.

The Company has complied with the requirements of Regulation S by having no directed selling efforts made in the United States, by selling only to buyers who were outside the United States at the time the buy orders originated, ensuring that each person is a non-U.S. person with address in a foreign country and having each person make representation to the Company certifying that he or she is not a U.S. person and is not acquiring the Securities for the account or benefit of a U.S. person other than persons who purchased Securities in transactions exempt from the registration requirements of the Securities Act; and also agrees only to sell the Securities in accordance with the registration provisions of the Securities Act or an exemption therefrom, or in accordance with the provisions of the Regulation.

The Company has obligations to ensure that any state laws are not violated through the sale and resale of its securities. Richard Surber, President of the Company, understood and agreed that the securities of the Company issued to him are unregistered and restricted securities and may not be sold, transferred or otherwise disposed of unless registered or qualified under applicable state securities laws or an exemption therefrom is available.

ITEM 5.           INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's Bylaws and section 78.751 of the Nevada Revised Statutes provide for indemnification of the Company's officers and directors in certain situations where they might otherwise personally incur liability, judgments, penalties, fines and expenses in connection with a proceeding or lawsuit to which they might become parties because of their position with the Company.

Section 78.751. Indemnification of officers, directors, employees and agents; advancements of expenses, states the following:

     1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

     2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonable entitled to indemnity for such expenses as the court deems proper.

     3. To the extent that a director, officer, employe or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

     4. Any indemnification under subsections 1 and 2, unless ordered by a court or advanced pursuant to subsection 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

               (a)  By the stockholders;

               (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding;

               (c) If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel in a written opinion; or

               (d)  If a quorum  consisting of directors who were not parties to
                    the  act,  suit  or  proceeding   cannot  be  obtained,   by
                    independent legal counsel in a written opinion.

     5. The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

     6. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:

               (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to subsection 5, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

               (b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

To the extent that indemnification may be related to liability arising under the Securities Act, the Securities and Exchange Commission takes the position that indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                    PART F/S

The Company's audited financial statements since inception for the fiscal year ended December 31, 1999 are attached hereto as F-1 through F-8.















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                               CYBERBOTANICAL, INC
                          (A Development Stage Company)
                         FINANCIAL STATEMENTS AND REPORT
                   OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
                            December 31, 1999 & 1998

                                                      CONTENTS

                                                                        Page No.

Independent Auditors Report..................................................F-2

Balance Sheets...............................................................F-3

Statements of Operations.....................................................F-4

Statements of Shareholders Equity............................................F-5

Statements of Cash Flows.....................................................F-6

Notes to the Financial Statements............................................F-7

























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ANDERSEN ANDERSEN & STRONG, L.C.                  941 East 3300 South, Suite 202
Certified Public Accountants                      Salt Lake City, Utah 84106
 and Business Consultants                         Telephone 801-486-0096
MemberSEC Practice Section of the AICPA           Fax 801-486-0098
                                                  E-mail KAndersen@msn.com


Board of Directors
Cyberbotanical, Inc.
Salt Lake City, Utah

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have audited the accompanying balance sheets of Cyberbotanical, Inc, (a development stage company) at December 31, 1999, and the related statements of operations, stockholders' equity, and cash flows for the years ended December 31, 1999 and 1998, and the period from February 15 1996 (date of inception) to December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall balance sheet presentation. 'We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cyberbotanical, Inc. at December 31, 1999, and the results of operations and cash flows for the years ended December 31, 1999 and 1998, and the period from February 15, 1996 (date of inception) to December 31, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered recurring losses from operations from its inception and does not have the necessary working capital for any future planned activity which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 4. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Andersen Andersen & Strong
-------------------------------
Salt Lake City, Utah
February 3, 2000

                              CYBERBOTANICAL, INC.
                          (A Development Stage Company)
                                  Balance Sheet
                        As Of December 31, 1999 and 1998

                                                          1999           1998
                                                          ----           ----
                       ASSETS

CURRENT ASSETS:

     Stock subscription receivable                    $       360  $          -
                                                       -----------    ----------
          Total Current Assets                        $       360   $         -
                                                       ===========    ==========

         LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:

     None                                             $          -   $         -
                                                       -----------    ----------
          Total Current Liabilities                              -             -
                                                       -----------    ----------
STOCKHOLDERS' EQUITY:
     Preferred stock, $.001 par value;
        authorized 5,000,000 shares;
        no shares issued                                          -           -
     Common stock, $.001 par value;
        authorized 20,000,000 shares;
        shares issued and outstanding:
         2,042,000 and 1,000,000                            2,042         1,000
     Additional paid-in capital                               324             -
         Accumulated deficit during
             development stage                             (2,006)       (1,000)
                                                       -----------    ----------
         Total stockholders' equity                           360             -
                                                       -----------    ----------
                                                      $       360   $         -
                                                       ===========    ==========







    The accompanying notes are an integral part of these financial statements


                              CYBERBOTANICAL, INC.
                          (A Development Stage Company)
                             Statement of Operations
                     Years Ended December 31, 1999 and 1998
           February 15, 1996 (Date of Inception) to December 31, 1999


                                                                                 Inception
                                                                              through Dec. 31,
                                                 1999             1998              1999
                                                 ----             ----              ----
Revenue:
     None                                    $            -     $           -   $       -
                                              -------------      ------------    --------
                                                          -                 -           -
                                              -------------      ------------    --------
Expenses:
     General and administrative costs                 1,006                 -       2,006
                                              -------------      ------------    --------
                                                      1,006                 -       2,006
                                              -------------      ------------    --------
Net loss                                            (1,006)                 -      (2,006)
                                              =============      ============    ========
Net loss per common share - basic            $            -     $           -   $       -
                                              =============      ============    ========
Weighted average number of shares
           outstanding - basic              $    1,042,822      $   1,000,000   $       -
                                              =============      ============    ========














    The accompanying notes are an integral part of these financial statements


                              CYBERBOTANICAL, INC.
                         (A Developmental Stage Company)
                  Statement of Changes in Stockholders' Equity
           February 15, 1996 (Date of Inception) to December 31, 1999





                                                                                    Additional
                                                              Common Stock           Paid-in       Accumulated
                                                       Shares              Amount     Capital         Deficit       Total
                                                     -------------     ---------------------------------------------------------
Issuance of common stock to incorporators
 for cash - April 9, 1996 at $0.001                      1,000,000      $    1,000   $        -   $     -        $    1,000

Net loss for the period from February 15, 1996
 (date of inception) to December 31, 1997                    -                  -             -       (1,000)        (1,000)
                                                     -------------     -----------   ----------    ----------     ---------
Balance December 31, 1997                                1,000,000           1,000            -       (1,000)             -
                                                     -------------     -----------   ----------    ----------     ---------
Results of operations year ended December 31, 1998               -               -            -             -             -
                                                     -------------     -----------   ----------    ----------     ---------
Balance December 31, 1998                                1,000,000           1,000            -       (1,000)             -
                                                     -------------     -----------   ----------    ----------     ---------
Issuance of common shares for services - December
  16, 1999 at $0.001                                     1,006,000           1,006            -             -         1,006

Shares subscribed - December 16, 1999 at  $0.01
  (cash received February 3, 2000)                          36,000              36          324             -           360

Results of operations year ended December 31, 1999               -               -            -       (1,006)        (1,006)
                                                     -------------     -----------   ----------    ----------     ---------
Balance December 31, 1999                                2,042,000    $      2,042   $      324   $   (2,006)    $      360
                                                     =============     ===========   ==========    ==========     =========

    The accompanying notes are an integral part of these financial statements

                              CYBERBOTANICAL, INC.
                         (A Developmental Stage Company)
                             Statement of Cash Flows
           February 15, 1996 (Date of Inception) to December 31, 1999


                                                                                             Inception
                                                                                           through Dec.
                                                                    1999        1998          31,1999
                                                                    ----        ----          -------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net (loss)                                                 $   (1,006)  $        -  $     (2,006)
                                                                 ----------   ---------   ------------
     Adjustments to reconcile net (loss) to net cash
     used by operating activities:

          Services and expenses paid with common stock                1,006           -          1,006
                                                                 ----------   ---------   ------------
          Total adjustments                                           1,006           -          1,006
                                                                 ----------   ---------   ------------
     Net cash provided (used) by operating activities                     -           -         (1,000)
                                                                 ----------   ---------   ------------
CASH FLOWS FROM FINANCING ACTIVITIES:

     Capital contributions by incorporators                               -           -          1,000
                                                                 ----------   ---------   ------------
     Net cash provided by financing activities                            -           -          1,000
                                                                 ----------   ---------   ------------
Net increase in cash                                                      -           -              -

Cash, beginning                                                           -           -              -
                                                                 ----------   ---------   ------------
Cash, ending                                                    $         -  $        -  $           -
                                                                 ==========   =========   ============
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND
FINANCING ACTIVITIES:

     Issuance of common stock for services and expenses         $     1,006  $        -  $       1,006
                                                                 ==========   =========   ============



    The accompanying notes are an integral part of these financial statements

                              CYBERBOTANICAL, INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS



1. ORGANIZATION

The Company was incorporated under the laws of the State of Nevada on February 15, 1996 with the name of "Cyberbotanical, Inc." with authorized common stock of 20,000,000 shares at $0.001 par value, and authorized preferred stock of 5,000,000 shares at $0.001 par value,

The Company is in the development stage and has not commenced any significant operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Methods

The Company recognized income and expenses based on the accrual method of accounting.

Dividend Policy

The Company has not adopted a policy regarding payment of dividends.

Income Taxes

At December 31, 1999, the Company had a net operating loss carryforward of $2,006. The tax benefit from the loss carry forward has been fully offset by a valuation reserve because use of future tax benefit is undeterminable since the Company has no operations. The net operating loss will expire starting in 2011 through 2019.

Earnings (Loss) Per Share

Earnings (loss) per share amounts are computed based on the weighted average number of shares actually outstanding in accordance with FASB No. 128.

Financial Instruments

The carrying amounts of financial instrments are considered by management to be their estimated fair values.

Estimates and Assumptions

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of the assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

                              CYBERBOTANICAL, INC.
                          (A Development Stage Company)
                    NOTES TO FINANCIAL STATEMENTS (continued)



3. RELATED PARTY TRANSACTIONS

The statement of changes in stockholders' equity shows 2,042,000 of common stock outstanding of which 2,000,000 shares were issued to related parties.

4. GOING CONCERN

Continuation of the Company as a going concern is dependent upon obtaining additional working capital for any future planned activity and management of the Company will be required to develop a strategy which will accomplish this objective. There can be no assurance that the Company can be successful in this effort.








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                                    PART III

ITEM 1.           INDEX TO EXHIBITS

(a) Exhibits. Exhibits required to be attached are listed in the Description of Exhibits beginning on page 28 of this Form 10-SB/A-7 under "Item 2. Description of Exhibits".



































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                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, hereunto duly authorized, this 18th day of July, 2000.

                                              CYBERBOTANICAL, INC.


                                              /s/  Richard D. Surber
                                              -------------------------------
                                              Name: Richard D. Surber
                                              Title: President/CEO and Director























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ITEM 2.           DESCRIPTION OF EXHIBITS.

Exhib.     Page
No.        No.      Description
-----      ----     -----------

3(i)         *      Articles of Incorporation of Cyberbotanical,  Inc., a Nevada
                    corporation, filed with the State of Nevada on February 15, 1996.

3(ii)        *      By-laws of the Company adopted on April 9, 1996.

4            *      Employee Benefit Plan adopted on December 14 , 1999.

24           *      Consent of Independent  Certified  Public  Accountant  dated
                    February 7, 2000.

27           *      Financial Data Schedule "CE".

* Incorporated by reference from Form 10-SB/A-4 filed June 23, 2000.





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